MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges [redacted]tern Australia, 6831
Telephone: (6[redacted]mountburgess.com
Facsimile: (6 nountburgess.com

Ref: L3138
18 August 2005

Susan Min
Office of International Corporate Finance
Div of Corporate Finance
Securities and Exchange Commission
Room 3628
Washington DC 20549
United States of America.

Dear Ms Min,

Ref: Exemption No / Filing No: 82-1235 Mount Burgess Mining NL, Australia.

I have addressed the following enclosed announcements to yourself & quoted our Filing Number. The last announcements we sent (to Howard Goldberg) were returned to us as your address seemed to have changed. Please can you confirm by mail or email that you are the correct person to contact and that we have the correct address? Please also note that our name has changed to Mount burgess Mining NL (I have enclosed a copy of Certificate of Registration on Change of Name).
We have recently moved offices to the above address – please amend your records accordingly.

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

1/03/05	High Count Results.
31/03/05	Recovery of very Fresh Kimberlite Indicator Minerals
15/04/05	Tsumkwe Diamond Exploration Project, Gravity Anomalies
18/04/05	High Garnet Count
21/04/05	Further Fresh Indicator Minerals/Geophysical Surveys Namibia & Botswana.
26/04/05	Further Fresh Kimberlitic Indicator Minerals
29/04/05	Quarterly Report Ended 31 March 2005.
6/05/05	Share Placement
30/05/05	Notice Under Section 708A(5)(e) of the Corporations Act
3/06/05	Tsumkwe Diamond Exploration Project, Namibia.
20/06/05	Further fresh kimberlitic Minerals recovered from drilling. Tsumkwe Diamond Project, Namibia.

29/06/05	New Issue Announcement – Notice under section 708A(5)(e)of the Corporations Act
30/06/05	Employee Share Option Plan
15/07/05	Tsumkwe Diamond Project, Namibia. Very high count kimberlitic garnets recovered from RAB Drill hole NAM754
19/07/05	Change of Address
28/07/05	June Quarterly Report
10/08/05	Botswana Resource Sector Conference – Slide Presentation

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary
encl.

RECEIVED

Mount Burgess Gold Mining Company N.L.
Level 5
178 St Georges Terrace
Perth WA 6000

Remove this top section if desired before framing

Certificate of Registration on Change of Name

This is to certify that

MOUNT BURGESS GOLD MINING COMPANY N.L.

Australian Company Number 009 067 476

did on the twenty-fourth day of November 2000 change its name to

MOUNT BURGESS MINING N.L.

Australian Company Number 009 067 476

The company is a public company.

The company is a no liability company.

The company is taken to be registered as a company under the Corporations Law of Western Australia.

Issued by the
Australian Securities and Investments Commission
on this twenty-fourth day of November, 2000.

CERTIFICATE

MOUNT BURGESS MINING N.L.

Botswana Resource Sector Conference



August 10th 2005

Presented by:
Martin Spence

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Listed on the Australian Stock Exchange since 1985
–Listing Code MTB

Issued Share Capital 164,040,000 shares

Level 4, 109 St Georges Terrace
Perth, Western Australia, 6000

Postal: PO Box Z5301, St Georges Terrace
Perth, Western Australia, 6831

Tel: +61 8 9322 6311
Fax: +61 8 9322 4607

Email: mtb@mountburgess.com
Website: www.mountburgess.com

Project Locations


ANGOLAN CRATON
DIAMONDS & BASE METALS
BASE METALS
Grootfontein
TSUMKWE
KIHABE
Maun
ZIMBABWE CRATON
Francistown
Orapa
Ugab River
Walvis Bay
WINDHOEK
BOTSWANA
NAMIBIA
Jwaneng
GABORONE
Luderitz Bay
KAAP VAAL CRATON
300km

MOUNT BURGESS MINING N.L.

Tsumkwe Interpreted Geology


Namibia
Botswana
10km
Fault
Thrust Fault
Post Karoo Thrust Fault
Foliation
Anticline / Syncline Axis
Drainage
Nossib Quartzite
Limestone
Dolomite
Damara
Gneiss
Granite and Gneiss
Basalt
Dyke
Gura Kimberlites

MOUNT BURGESS MINING N.L.

Aeromagnetics

over western tenements



5km
MOUNT BURGESS MINING N.L.

Extinct Volcano Southern Namibia





Orientation Drilling

downslope of Gura kimberlites


GURA KIMBERLITE
3.5km
4km
5km
A
B
C
D
E
F
G
H
I
1.56km
96m
84m
88m
84m
76m
32m
52m
28m
12m
Kimberlitic Garnets
Drill hole
Calcrete and Silcrete
Sandstone
Mudstone
Basal Kalahari Grit
Basement Granite

High Garnet Count Clusters


Fault
Diamond / G10 Cluster
G9 Cluster
5km

MOUNT BURGESS MINING N.L.

Contours of Depth to Basement

with high kimberlitic garnet counts from drilling


80
60
40
40
60
80
100
120
20
100
80
60
40
23
8
64
29
25
9
7
20
Depth to Basement Contour (m)
Drill hole
Drill hole > 6 Kimberlitic Garnets
2km

MOUNT BURGESS MINING N.L.

Base Metals Interpreted Geology



Namibia
Botswana
Kihabe
Tsumkwe
Tswee
Tswee

MOUNT BURGESS MINING N.L.

Exposed Damaran

inland from the Skeleton Coast



MOUNT BURGESS MINING N.L.

Sulphides in Breccia

Tsumkwe base metals area





Base Metals Soil Geochem & IP Lines



Tsumkwe Base Metals
Soil Geochemistry Pb (ppm)

- > 100
- 69 to 100
- 55 to 69
- 42 to 55
- 30 to 42
- < 30

IP Lines

Botswana Government
Soil Geochemistry Pb (ppm)

- > 132
- 31 to 38
- 24 to 31
- 19 to 24
- 15 to 19
- < 15

5km

MOUNT BURGESS MINING N.L.

Gradient Array IP – Tsumkwe Area


100m

MOUNT BURGESS MINING N.L.

Zinc Anomaly – Kihabe Area


KIH2
AP11
KIH1
KIH4
KIH3
KIH11
88-128m 40m@2.7% Zn, 0.6% Pb, 16.3g/t Ag
KIH7
57-133m 76m@3.0% Zn, 1.6% Pb, 96.7g/t Ag
AP12
25-38m 13m@1.2% Zn, 0.6% Pb, 9.8g/t Ag
73-81m 8m@0.8% Zn, 0.3% Pb
KIH5
52-83m 31m@1.0% Zn, 0.3% Pb, 5g/t Ag
91-106m 15m@1.1% Zn, 0.4% Pb, 7g/t Ag
AP11
21-35m 14m@0.6% Zn, 0.6% Pb
44-58m 14m@1.9% Zn, 0.5% Pb
70-100m 30m@2.8% Zn, 0.9% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.4% Zn, 0.8% Pb, 33.7g/t Ag
KIH3
105-114m 9m@2.5% Zn, 1.1% Pb, 61g/t Ag
118-120m 2m@64g/t Ag, 0.4% Cu
KIH4
80-90m 10m@3.0% Zn, 1.4% Pb, 12g/t Ag
96-105m 9m@>4.5% Zn, 1.5% Pb, 31g/t Ag
110-112m 2m@>5.4% Zn, 2.7% Pb, 194g/t Ag
125-139m 14m@1.8% Zn, 0.6% Pb, 4g/t Ag
Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
56.2
49.7
44.7
39.2
31.6
7.04
NAMIBIA
BOTSWANA
250m

MOUNT BURGESS MINING N.L.

Soil Geochem & IP - Tswee Tswee Area



Botswana Government
Soil Geochemistry Cu (ppm)
> 19
14 to 19
12 to 14
9 to 12
7 to 9
< 7
IP Lines
1km

MOUNT BURGESS MINING N.L.

Line 8 Dipole-Dipole IP Survey

Pseudosections & Model Sections



LOG RESISTIVITY
MEASURED
CALCULATED
MODEL
IP - CHARGEABILITY (ms)
MEASURED
CALCULATED
MODEL
MODEL (NON-LINEAR COLOUR SCHEME)
0
-50
-100

200m

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.



For more information visit

www.mountburgess.com

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 JUNE 2005

Highlights

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION

Deep diamond drill holes at Tim's Dome and East Thompson's Dome have now been completed.

AFRICA

DIAMOND EXPLORATION - TSUMKWE, NAMIBIA

Further high counts of fresh kimberlitic garnets have been recovered from sampling drill intersected basal gravels on the downthrown western portion of the project area. One drill hole returned 66 kimberlitic garnets.

SILVER AND BASE METALS EXPLORATION - NAMIBIA AND BOTSWANA

In Namibia an Inverse Polarisation (IP) Gradient Array survey was conducted over an IP dipole-dipole anomaly delineated in the previous quarter.

In Botswana it is intended to conduct further IP Gradient Array surveys over IP dipole-dipole anomalies delineated in the previous quarter.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 MARCH 2005

AUSTRALIA

TELFER GOLD PROJECT

(Mount Burgess Mining N.L 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)

Barrick Gold of Australia Limited has now completed five diamond drill holes at Telfer. Three holes were drilled at Tim's Dome and two were drilled at East Thompson's Dome.

During the quarter diamond drill hole BTDD003 was completed at Tim's Dome to a depth of 1,165 metres. BTDD004 was completed at East Thompson's Dome to a depth of 1,011.3 metres. Assay results from this hole have only been received for the first 325 metres.

A summary of results from this programme is as follows:

Tim's Dome	**Depth of Hole (metres)**	**Mineralised Intersection (metres)**	
Hole No.			
BTDD0001	338.3	Hole abandoned due to broken ground	
BTDD0002	1,170.7	220-223	3m @ 1.08 g/t Au
BTDD0003	1,165.0	170-171	1m @ 1.01 g/t Au
		173-175	2m @ 2.64 g/t Au
		210-211	1m @ 1.07 g/t Au
		311-313	2m @ 1.88 g/t Au
East Thompson's Dome			
Hole No.			
BTRCD0003	1,041.3	243-246	3m @ 8.04 g/t Au
BTDD0004	1,011.3	60-61	1m @ 11.47 g/t Au
		710-711	1m @ 2.03 g/t Au

The above results were obtained from Fire Assays.

AFRICA

DIAMOND EXPLORATION

TSUMKWE, Namibia

EPL's 2012, 2014, 2818, 2817, 2819, 3019 and 3020

(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)

EPL's 3021 and 3022 MTB (Namibia)(Proprietary) Ltd 100%

Drilling

During this quarter 56 RAB holes were drilled for 3189 metres. These holes were drilled to follow up previously reported high-count fresh kimberlite indicator minerals[1] recovered from the 0.4-0.8mm fraction of drill concentrate obtained from holes drilled in the western portion of the project area.

The indicator minerals are associated with the grits and gravels immediately overlying the Karoo volcanic lavas which would confirm a post Karoo intrusive source and are invariably accompanied by heavy mineral concentrate specific to the granite/gneiss suite to the east and south.

The following RAB drill hole results are significant as they contain either very fresh Class 4 garnets or very high counts of garnets

Hole Number	Total number of garnets recovered	Class 4 garnets (see Glossary Note 2)	Class 5 garnets (see Glossary Note 2)	Class 6 garnets (see Glossary Note 2)
NAM 703	9	1	7	1
NAM 708	2	1	1	-
NAM 741	2	2	-	-
NAM 754	66	-	60	6
NAM 755	3	1	-	2

NAM 754 has produced the highest count (off kimberlite) of pyrope garnets to date. The combination of such high counts of garnets with the recovery of fresh Class 4 garnets could indicate the presence of a local kimberlite source. A concerted effort will be made to trace this source during this coming quarter.

<u>Loam Sampling</u> (See Glossary Note 3)

78 loam samples were collected and treated during this quarter.

Loam sample concentrates examined during the quarter returned a total of 9 Class 6 pyrope garnets.

BASE METAL EXPLORATION
Tsumkwe, Namibia
EPL 3022
(Mount Burgess Mining N.L. 100%)

Geology

The predominantly silver, lead, zinc mineralisation on the Namibian side of the project is hosted by the meta-quartzites within the limestone/dolomites comprising the 1000-600Ma Damaran rock sequence.

These rocks have been subject to intense east north east folding and faulting with a later thrust event probably co-incident with hydrothermal fluids that resulted in a further mineralising event. Although the stratigraphy is highly disrupted, the zones of mineralisation appear to be stratiform and can be correlated along its disrupted length.

Drilling and Geophysics

A total of ten percussion drill holes were drilled in an attempt to intersect an anomaly delineated by an Induced Polarisation[4] (IP) dipole-dipole programme conducted in the previous quarter. None of these holes intersected anything that could explain this anomaly.

Consequently, the Company conducted a further IP survey, consisting of a Gradient Array survey as opposed to a dipole-dipole survey. The Gradient Array survey significantly redefined the target position.

An attempt was then made to drill a further four percussion holes into the redefined anomaly. However, because of exceptionally broken (faulted) ground all four holes were abandoned prior to reaching target depth.

A more powerful drill rig has now been sourced and further drilling will be attempted this quarter.

BASE METAL EXPLORATION
KIHABE, BOTSWANA
PL 69/2003
(Mount Burgess Mining N.L. 100%)

Because of problems experienced in pin-pointing the base metal targets generated by IP dipole-dipole surveys on the Botswana side of the project, IP Gradient Array Surveys will be undertaken over the Botswana dipole-dipole IP anomalies prior to drill testing.

GLOSSARY

1. *Kimberlitic indicators are minerals that are found in kimberlites; such as pyrope garnet, ilmenite and chrome diopside. When kimberlites weather and break down the indicator minerals shed from the kimberlites and can then be found in areas that have drained from the kimberlites.*

   The amount of wear the kimberlitic mineral grains display is used as a guide in determining the distance those grains have travelled from their kimberlite source. In determining the amount of wear to the mineral grains they are categorised as outlined below:

2. *Classification of Indicator Mineral Grains to determine the Distance they have travelled*

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

3. *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

4. *Induced Polarisation Survey*

   A survey to determine the electrical chargeability of underlying rocks. Certain minerals such as sulphides and graphites have a high chargeability which should be detected by such a survey. Certain sulphides can contain gold, nickel, base metal and many other forms of mineralisation.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

CORPORATE

Share Placements

During the quarter the following share placements were made.

4,850,000 shares at A$0.08 per share as announced on 6 May 2005 to raise an additional A$388,000.

7,150,000 shares at A$0.07 per share as announced on 23 June 2005 to raise an additional A$500,500.

Assignment of Royalty Agreements

During the quarter the obligations to the Company under the three royalty agreements in respect of the Red October and Butcher Well Mining Leases were assigned from Sons of Gwalia Limited to St Barbara Mines Limited.

At Red October the Company has a 1.75% net smelter royalty of all gold produced after the first 160,000 ozs. To date 103,634 ozs have been produced from this deposit.

Change of Registered Office and Principal Place of Business

On 23 July the Company relocated its Registered Office and Principal Place of Business to:

Level 4
109 St Georges Terrace
Perth
6000

Phone and fax numbers, email and website address all remain unchanged.

Company Website/Email announcements

As soon as any Company announcements are made and then released to the market via the ASX, they are placed on the Company's Website at www.mountburgess.com. Shareholders wishing to receive an email copy of announcements as they are made can email mtb@mountburgess.com with a request to be put on the Company's mailing list.

RECEIVED

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0000
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

22 July 2005

Mr Nigel Forrester
Managing Director
Mount Burgess Mining NL
Level 4, 109 St Georges Terrace
PERTH WA 6000

By facsimile: 9322 4607

Dear Mr Forrester

MOUNT BURGESS MINING NL (the "Company") - PRICE QUERY

We have noted a change in the price of the Company's securities from 10 cents on 20 July 2005 to a high of 13 cents today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Please direct your response to me on facsimile number (08) 9221 2020. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 7.30 a.m. W.S.T) on Monday, 25 July 2005.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

Should you have any queries regarding any of the above, please let me know.

Yours sincerely

Marian Tang
Senior Companies Adviser

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

RECEIVED 22 JUL 2005

22 July 2005

Ms Marian Tang
Senior Companies Adviser
The Australian Stock Exchange
Level 8
Exchange Plaza
2 The Esplanade
Perth

Dear Ms Tang,

Share Price Query – 22 July 2005

In response to your letter of 22 July 2005 in which you queried the price change of the Company's securities from 10 cents on 20 July 2005 to a high of 13 cents on 22 July, we respond to your various questions as follows:

Question 1: The Company does not have any information that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

Question 2: Not applicable

Question 3: The Company cannot definitely confirm any reason why the price of its securities has moved in the manner you have queried. However, a possible reason for the interest in its securities is as a consequence of the announcement that the Company made to the Australian Stock Exchange on 15 July regarding the significant number of kimberlitic indicator minerals that the Company recovered from Drill Hole NAM 754. This result has followed a number of positive announcements that the Company has put out since 1 March this year in respect of its diamond exploration at Tsumkwe, Namibia.

Question 4: The Company confirms that it is in compliance with the Listing Rules and in particular with Listing Rule 3.1.

Yours sincerely

Nigel Forrester
Chairman and Managing Director

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

19 July 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Please note that from commencement of business Monday 25 July 2005 the Registered Office and Principal Place of business of this Company will be:

Level 4
109 St Georges Terrace
Perth
Western Australia
6000

Our phone, fax and email addresses remain unchanged.

Yours faithfully,

Jan Forrester

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

15 July 2005

To: The Australian Stock Exchange Limited
Company Announcements Office

Tsumkwe Diamond Project, Namibia -
Very High Count Kimberlitic Garnets Recovered From RAB Drill Hole NAM 754.

Following the Company's announcement to the Stock Exchange on 3 June reporting the recovery of fresh kimberlitic garnets from RAB drill concentrate in the western project area, follow-up drilling has produced a further significant result:

Drill Hole NAM 754 has returned 64 kimberlitic garnets, 61 of which are classified as reasonably fresh Class 5 garnets, from a 5 metre and a 3 metre composite of the basal sediments.

This garnet count is significantly higher than any previous drill hole yield in this area and appears to confirm as correct the approach the Company is adopting in the quest for a new kimberlite discovery.

The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy and a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

30 June 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

EMPLOYEE SHARE OPTION PLAN

The Company wishes to advise that in accordance with Clause 11.2(3) of its Employee Share Option Plan whereby an option held by an Eligible Employee immediately lapses upon

> "the Eligible Employee ceasing to be an Eligible Employee and not exercising the Option within 30 days following that event, unless a longer period is otherwise determined by the Directors"

the following will apply:

Options Lapsing

ASX Ref MTBAI 200,000 Options (original expiry date 31/12/09)

Yours faithfully

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

29 June 2005

To: Company Announcements Platform
The Australian Stock Exchange Limited

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT

For the purposes of 708A of the Corporations Act 2001 ("Commonwealth") ("Act"), the Company has allotted 7,150,000 shares at an issue price of 7 cents without disclosure to investors under Part 6D.2 of the Act, and provides this notice in accordance with Section 708A(5)(e). Further, at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and Section 674 of the Act. In addition, as at the date of this notice there is no "excluded information" (as defined in Section 708A(7) and (8) of the Act), required to be disclosed by the Company.

Jan Forrester
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**7,150,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.07 each**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$0.07**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Between 27 and 29 June 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**164,040,000**	**Ordinary Fully Paid**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,750,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		850,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		2,400,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .*Nigel Forrester*...........Date: ..29 June 2005.
(Chairman & Managing Director)

Print name: Nigel Forrester

== == == == ==

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX2005 Announcements

23 June 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

The Company is pleased to announce that it has reached agreements to place 7,150,000 shares at an issue price of $0.07 per share to raise $500,500.

Funds from the placement will be applied to extending gravity surveys and drilling, particularly in those areas where the Company has recently received encouraging results from the Tsumkwe diamond exploration programme. It is also intended to conduct further geophysical programmes on the Company's base metals projects in Namibia and Botswana.
Yours faithfully,

Nigel Forrester
Managing Director

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX2005 Announcements

21 June 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia

Please find attached a map updated with results announced to ASX yesterday (20 June 2005).

Nigel Forrester
Chairman & Managing Director


MOUNT BURGESS MINING N.L.
AREA OF FRESH KIMBERLITIC GARNETS
0 1 2 4
kilometres
N
W
E
S
Diamond & G10
NAM395 94m
23 (7)
AREA OF RESULTS ANNOUNCED ON THE 3rd JUNE 2005
Kimberlite Mineral Shed
Palaeo Basement 80m-100m
Kimberlite Mineral Shed
NAM516 79m
29 (13)
NAM665 85m
25 (17)
NAM708 71m
2 (1)
NAM703 65m
9 (8)
1
NAM523 49m
Coincident Magnetic and Gravity Anomaly
Palaeo Basement 50m?
Potential Kimberlite Source Area?
NAM522 49m
Class 1 Kimberlitic Spinel
Diamond
NAM741 32
3 (2)
NAM669 41m
4 (4)
Palaeo Drainage
Diamond & G10
AREA OF RESULTS ANNOUNCED ON THE 20th JUNE 2005
Legend
G10 Garnets
Drill Hole ID
Basement
Total (Fresh Garnets)
Garnets

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX2005Announce

20 June 2005

To: COMPANY ANNOUNCEMENTS PLATFORM
AUSTRALIAN STOCK EXCHANGE

Further Fresh Kimberlitic Minerals recovered from Drilling
Tsumkwe Diamond Project - Namibia

On 21 April 2005 the Company announced the recovery of 4 very fresh Class 4 kimberlitic garnets from RAB Drill Hole NAM 669, drilled in an area where previous loam sampling had recovered a number of G10 garnets and a diamond.

Recent results from RAB Drill Hole NAM 741 drilled 4km to the east and up (palaeo) slope of NAM 669 returned 2 Class 4 garnets (kimberlite indicator minerals with minimal amounts of wear). It is believed these fresh garnets indicate the presence of a probable local kimberlitic source.

Further drilling is currently being conducted in the immediate area.

Martin Spence, BSc., M.Aus.I.M.M.
Exploration Director

Classification of Indicator Mineral Grains to determine the Distance they have travelled

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX2005 Announcements

3 June 2005

To: The Australian Stock Exchange Limited
Company Announcements Office

Tsumkwe Diamond Exploration Project, Namibia

The Company is pleased to announce the recovery of further fresh kimberlite indicator minerals from RAB drilling in the western portion of the project area.

On 1 March 2005 the Company announced that RAB Drill Hole Nam 665 had returned 25 kimberlitic pyrope garnets which included 17 fresh garnets indicative of a local kimberlite source. The Company believes that because of the depositional relationship of this area, this same kimberlite source yielded 29 kimberlitic garnets found in RAB Drill Hole Nam 516 and 23 kimberlitic garnets found in RAB Drill Hole Nam 395, which were respectively drilled 4 km to the northeast and 7 km to the north west of Nam 665. (See attached diagram)

Results have now been received from further recent RAB drilling conducted in this area. Nam 708 drilled 1 km to the south east of Nam 665 returned 2 kimberlitic garnets, 1 of which is a class 4 garnet described as having travelled very little distance. Nam 703, drilled 2 kms to the south east of Nam 665 returned 9 kimberlitic garnets, 8 of which are fresh and 1 of which is a class 4 garnet without any signs of wear.

Higher garnet counts (Nam 665, Nam 516 and NAM 395) are associated with gravels within palaeo drainages which the Company believes are generally small rills cutting down slope. The smaller counts (NAM703 and Nam 708), whilst containing the freshest Class 4 garnets, are believed to be from the surficial spread of indicators shedding from the kimberlite source.

The Company believes that the palaeo drainage shed in this area was in a northerly direction. Consequently, there is potential for a kimberlite source on a higher basement to the south of Nam 665, Nam 708 and Nam 703. From current drilling information the basement in this area has about 45-50 metres of Kalahari sand cover.

Further drilling will be conducted in this area, over selected magnetic targets, one of which falls within an area recently covered by a ground gravity survey which has a coincident magnetic low and intense gravity low signature.

Classification of Indicator Mineral Grains to determine the Distance they have travelled

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

PLEASE NOTE DIAGRAM IS PDF FILE IN 'ASX ONLINE PDF FILES'

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

L6648

30 May 2005

To: Company Announcements Platform
The Australian Stock Exchange Limited

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT

For the purposes of 708A of the Corporations Act 2001 Commonwealth ("Act"), the Company allotted 4,850,000 shares at an issue price of 8 cents per share on 27 May 2005 without disclosure to investors under Part 6D.2 of the Act, and provides this notice in accordance with Section 708A(5)(e) of the Act. Further, at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and Section 674 of the Act. In addition, as at the date of this notice there is no "excluded information" (as defined in Section 708A(7) and (8) of the Act), required to be disclosed by the Company.

Jan Forester

COMPANY SECRETARY

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,850,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.08 each**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$0.08**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30 May 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**156,890,000**	**Ordinary Fully Paid**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,750,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		850,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		2,400,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .*Nigel Forrester*...........Date: ..30 May 2005.
(Chairman & Managing Director)

Print name: Nigel Forrester

== == == == ==

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX2005 Announcements

6 May 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

The Company is pleased to announce that it has reached agreements to place 5,000,000 shares at an issue price of $0.08 per share to raise $400,000.

Funds from the placement will be applied to gravity surveys, geophysical programmes and drilling on both the Company's diamond and base metals projects in Namibia and Botswana.

Yours faithfully,

Nigel Forrester
Managing Director

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 MARCH 2005

Highlights

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION

The second diamond drill hole at Tim's Dome, BTDD003 currently at 900m

AFRICA

TSUMKWE, NAMIBIA - DIAMOND EXPLORATION

Significant numbers of fresh kimberlitic mineral grains recovered from two clusters of drill hole samples

NAMIBIA & BOTSWANA – BASE METALS

Six out of seven Inverse Polarisation Surveys (IP) conducted in Namibia and Botswana have returned significant IP responses including an intense 400m open-ended IP anomaly that has been delineated over a silver, lead, zinc and copper soil geochemical target in Namibia.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 MARCH 2005

AUSTRALIA

TELFER GOLD PROJECT
(Mount Burgess Mining N.L 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)

After overcoming difficult drilling conditions because of broken ground, Barrick Gold commenced Hole BTDD002 at Tim's Dome in mid January and reached a final depth of 1,170.7 metres by late March.

Assay results for this hole have now been received without any significant results. A 3 metre intersection of 1.18 gt/Au was recorded between 220-223 metres.

Diamond Drill Hole BTDD003 commenced at northern Tim's Dome in mid-March and is currently at about 900 metres.

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2818, 2817, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)
EPL's 3021 and 3022 MTB (Namibia)(Proprietary) Ltd 100%

Drilling, Loaming, Heavy Mineral Processing and Binocular Microscopy

<u>Drilling</u>

During this quarter 44 RAB holes were drilled for 2045 metres.

Drill concentrates from seven drill holes drilled during the quarter have returned significant numbers of kimberlitic indicator minerals (See Glossary Note. 1). High counts of kimberlitic minerals and their freshness, obtained from a 4.5" diameter drill hole, can indicate the close proximity of a kimberlite source.

These results, which contain very fresh pyrope garnets, confirm that two areas (one in the western portion of the project and another one in the central portion of the project) are now high priority areas, each of which may contain a local kimberlite source.

Western Area

Hole Number	Total number of garnets recovered	Number of fresh Class 4 garnets (see Glossary Note 2)
NAM 665	22	-
NAM 655	6	3
NAM 675	35	8
NAM 669	4	4

Nam 655, Nam 657 and Nam 669 were all drilled within a 5 km radius that has previously produced a number of G10 garnets (see Glossary Note 3) and a diamond.

Central Area

Hole Number	Total number of garnets recovered	Number of fresh Class 4 garnets (see Glossary Note 2)
NAM 575	4	2
NAM 673	17	-
NAM 674	18	3

Nam 673 and Nam 674 were drilled 500 m apart and 2 km north of Nam 575.

Loam Sampling (See Glossary Note 4)

390 loam sample concentrates were examined during the quarter and returned a total of 158 kimberlitic indicator minerals.

Loam NN 3075 returned a total of 124 Class 1 to Class 4 pyrope garnets, 19 ilmenites and 5 chrome diopsides.

All of the above were recovered from the 0.4 mm to 0.8 mm size fraction. Infill 100 x 100 metre grid loam sampling centred on the area of NN 3075 did not repeat these very hight counts but did produce a Class 1 ilmenite and a nucleus of higher count garnets. It is intended to drill geophysical targets in this area during this quarter now that drier conditions will allow access.

Geophysics

A 6km^2 200 x 50 metre gravity survey (See Glossary Note 5) was completed in March centred over loam NN3075. Since the end of the quarter a gravity survey was conducted around RAB Hole Nam 655 in the western portion of the tenements. Further gravity surveys will be conducted this quarter.

BASE METAL EXPLORATION
KIHABE, BOTSWANA
PL 69/2003
(Mount Burgess Mining N.L. 100%)

Geophysical Surveys

The Company has the initial results from a regional Induced Polarisation (IP) survey (See Glossary Note 6) recently conducted during the quarter over seven known silver, lead, zinc and copper soil geochemical anomalies, on the Company's adjoining tenements in both Namibia and Botswana. The initial surveys consisted of 21 single dipole to dipole lines, followed up with one Gradient Array survey where a better understanding of the conductor was required.

Six out of seven survey areas have returned significant zones of IP responses.

Five IP lines were surveyed over the partially drilled out, 2.4 km long Kihabe silver, lead, zinc, copper and vanadium mineralised zone in Botswana.

Seven IP lines were surveyed over what is known as the Gossan Area and its possible extensions in Botswana. The Gossan Area has previously returned rock chip grades of 12.4% lead, 3.9% zinc, 1.6% vanadium and 102 g/t silver.

An intense, open-ended 400 metre IP anomaly over a silver, lead, zinc, copper soil geochemical target was delineated in Namibia and has been further defined by a Gradient Array Survey. (See Figure attached.) Mapping indicates this is probably an extension of the Botswana mineralisation. This anomaly is situated to the east of recent drilling.

A consultant geophysicist is currently modelling these results to determine target depth, size and drill angle.

Mapping and further soil sampling are currently being undertaken to assist in designing proposed drill programmes. Drilling will proceed during this quarter.

GLOSSARY

1. *Kimberlitic indicators are minerals that are found in kimberlites; such as pyrope garnet, ilmenite and chrome diopside. When kimberlites weather and break down the indicator minerals shed from the kimberlites and can then be found in areas that have drained from the kimberlites.*

   The amount of wear the kimberlitic mineral grains display is used as a guide in determining the distance those grains have travelled from their kimberlite source. In determining the amount of wear to the mineral grains they are categorised as outlined below:

2. *Classification of Indicator Mineral Grains to determine the Distance they have travelled*

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

3. *G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.*

4. *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

5. *Gravity survey is a survey conducted with the use of a gravimeter which measures and records the varying densities of the various rock types within the area surveyed, e.g. if a kimberlite has intruded the country rock within an area surveyed, its density should be different to that of the country rock and when measured and recorded should show up either as a positive or negative anomaly in contrast to the country rock.*

6. *Inverse Polarisation Survey*

   A survey to determine the electrical chargeability of underlying rocks. Certain minerals such as sulphides and graphites have a high chargeability which should be detected by such a survey. Certain sulphides can contain gold, nickel, base metal and many other forms of mineralisation.

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr Martin Spence, B.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Share Placement

During the quarter the Company placed 5,000,000 shares at A$0.11 per share as announced to the ASX on 7 February 2005 to raise an additional A$550,000.

Share Registry Investor Website

The Company's Share Registry, Advanced Share Registry Services, now has investor information available for the Company's security holders. Shareholders can access the site from the direct link from the Company's website, www.mountburgess.com or at www.asrshareholders.com

Company Website/Email announcements

As soon as any Company announcements are made and then released to the market via the ASX, they are placed on the Company's Website at www.mountburgess.com. Shareholders wishing to receive an email copy of announcements as they are made can email mtb@mountburgess.com with a request to be put on the Company's mailing list.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(395)	(1209)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(192)	(667)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	3	9
1.5	Interest and other costs of finance paid	0	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(584)	(1868)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(4)	(4)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	5	5
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	1	1
1.13	Total operating and investing cash flows (carried forward)	(583)	(1867)

1.13	Total operating and investing cash flows (brought forward)	(583)	(1867)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	550	2102
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Placement Fees	(26)	(58)
	Other – Lease repayments	(2)	(6)
	Net financing cash flows	522	2038
	Net increase (decrease) in cash held	(61)	171
1.20	Cash at beginning of quarter/year to date	325	93
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	264	264

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	103
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

n/a

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Barrick Gold of Australia Limited/Mount Burgess Mining N.L. Telfer Joint Venture
Barrick has spent $979,971 in the March quarter and $2,518,371 in total as per their obligation in the JV Agreement

Financing facilities available

Add notes as necessary for an understanding of the position.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans			*Exercise Price*	*Expiry date*
		1,750,000	Nil	25 cents	31/12/05
		850,000	Nil	25 cents	31/12/06
		100,000	Nil	25 cents	31/12/07
		2,400,000	Nil	25 cents	31/12/09
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	**CANCELLED** during quarter	250,000	NIL	25 cents	
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 29 April 2005

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

26 April 2005

To: Company Announcements Platform
Australian Stock Exchange

TSUMKWE DIAMOND EXPLORATION, NAMIBIA
FURTHER FRESH KIMBERLITIC INDICATOR MINERALS RECOVERED FROM DRILLING - *(Listing Rule 3.1)*

The Company is pleased to announce that over the weekend, 23-25 April 2005, it received high garnet count results from RAB Drill Holes Nam 673 and Nam 674.

Nam 673 returned 17 kimberlitic pyrope garnets and Nam 674, which was drilled 500 metres to the south east of Nam 673, returned 18 kimberlitic pyrope garnets, 3 of which are very fresh Class 4 pyrope garnets. The freshness of these garnets indicates that they have only travelled a short distance from their kimberlite source

NAM 673 and NAM 674 were drilled some 25 kms to the east of Drill Holes Nam 655, Nam 657 and Nam 669 (the results of which were announced to the market on 31 March, 18 and 21 April 2005 respectively). The distance between these two separate sets of results indicates that they have been sourced from two separate kimberlites.

Drilling is currently being conducted around Nam 669.

Martin Spence, BSc., M.Aus.I.M.M.
Exploration Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

21 April 2005

To: Company Announcements Platform
Australian Stock Exchange

DIAMOND EXPLORATION, NAMIBIA
FURTHER FRESH KIMBERLITIC INDICATOR MINERALS RECOVERED FROM DRILLING - *(Listing Rule 3.1)*

Further to the announcements of 31 March 2005 and 18 April 2005, which reported the recovery of very fresh kimberlitic indicator minerals from Drill Holes NAM 655 and NAM 657, the Company has received results overnight from Drill Hole NAM 669, which was drilled in the same area and contained 4 very fresh class 4 garnets. The recovery of these fresh garnets from all three RAB drill holes within the same area indicates the probable presence of a local host kimberlite. Previous loam sampling within this area has recovered a number G10 garnets and a diamond.

Drilling is currently being conducted in the area and the Company will extend the ground gravity survey to cover the palaeodrainage catchment of this area.

BASE METALS, NAMIBIA AND BOTSWANA.
GEOPHYSICAL SURVEYS

The Company has the results from a regional Induced Polarisation (IP) survey recently conducted over seven known silver, lead, zinc and copper soil geochemical anomalies, on the Company's adjoining tenements in both Namibia and Botswana. The initial surveys consisted of 21 single dipole to dipole lines, followed up with one gradient array survey where a better understanding of the conductor was required.

Six out of seven surveys conducted have returned significant zones of IP response.

Five IP lines were surveyed over the partially drilled out Kihabe silver, lead, zinc, copper and vanadium 2.4 km-long mineralised zone in Botswana. Seven IP lines were surveyed over what is known as the Gossan Area and its possible extensions, in Botswana. The Gossan Area has previously returned rock chip grades of 12.4% lead, 3.9% zinc, 1.6% vanadium and 102 g/t silver.

An intense open-ended 400 metre IP anomaly over a silver, lead, zinc, copper soil geochemical target was delineated in Namibia and has been further defined by a Gradient Array Survey. (See Figure attached.) Mapping indicates this is probably an extension of the Botswana mineralisation. This anomaly is situated to the east of recent drilling.

Mapping and further soil sampling are currently being undertaken to assist in designing proposed drill programmes. Drilling will proceed once this is complete.

Martin Spence, BSc., M.Aus.I.M.M.
Exploration Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

18 April 2005

COMPANY ANNOUNCEMENTS PLATFORM
AUSTRALIAN STOCK EXCHANGE

High Garnet Count from Drill Hole NAM 657 (Listing Rule 3.1)
Tsumkwe Diamond Exploration Project, Namibia

Last Friday, 15th April 2005, the Company reported that two discrete gravity anomalies had been delineated from a recently completed ground gravity programme conducted to search for the kimberlite source to some very fresh kimberlite indicator minerals obtained from Drill Hole NAM 655.

Over the weekend, 15-17 April a high count of 35 kimberlitic pyrope garnets was recovered from Drill Hole NAM 657; of these 8 have been classified as very fresh Class 4 garnets, further indicating the presence of a kimberlite source within close proximity.

NAM 657 is located 2.5 kms south of the eastern gravity anomaly that was reported on last Friday (refer to Stock Exchange Announcement 15 April 2005), 4km SSE of NAM 655 and was drilled in an area where previous loam sampling has recovered a number of G10 garnets and a diamond.

A drill-rig is currently being mobilised to this area.

Martin Spence, BSc., M.Aus.I.M.M.
Exploration Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX2005Announce

15 April 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Exploration Project, Namibia

Following the announcement to the Australian Stock Exchange on 31st March 2005, in which the Company reported the recovery of three very fresh (Class 4) pyrope garnets from Drill Hole Nam 655, a nine square kilometre ground gravity programme has now been completed in this area, in the search for a kimberlite source.

Two discrete gravity low anomalies, coincident with magnetic high anomalies, have been delineated; one 1.6 km SW of Drill Hole Nam 655 and the other 1 km SSE of Drill Hole Nam 655. (See Attachment)

Previous loam sampling within a radius of 2.5 km east of the area covered by this gravity programme has produced a number of G10 garnets and a diamond.

Drilling is currently being conducted for base metals on an anomaly about 60 km SE of this area generated from an Inverse Polarisation (I.P.) programme. When this drilling has been completed the rig will be mobilised to the above two targets.

Yours faithfully,
Martin Spence, BSc., M.Aus.I.M.M.
Director - Exploration

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

31 March 2005

COMPANY ANNOUNCEMENTS PLATFORM
AUSTRALIAN STOCK EXCHANGE

Recovery of Very Fresh Kimberlite Indicator Minerals
Tsumkwe Diamond Project - Namibia

Further to our announcement of 1 March 2005 in which the Company reported the recovery of 22 fresh garnets from Drill Hole Nam 665, drill samples from another hole, within the same area have also returned very encouraging results.

Nam 655 contained 3 very fresh (Class 4) pyrope garnets together with 2 x Class 5 and 1 x Class 6 pyrope garnets. The 3 Class 4 pyrope garnets suggest that there is a kimberlite source within very close proximity.

This result is from the western portion of the Company's project area, within 2.5 km of a previously recovered diamond and also in an area where a significant number of G10 garnets have been recovered from loam sampling.

A gravity survey is currently being conducted in this area and the drill rig will be mobilised to the area once it has completed an initial drilling programme on an Inverse Polarisation (IP) anomaly at the Company's base metals prospect further to the east.

Martin Spence, BSc., M.Aus.I.M.M.
Exploration Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
1 March 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Exploration Project, Namibia

A gravity survey has now been completed in the central portion of the project over the area where the Company recovered a large number of very fresh kimberlitic indicator minerals as reported to the Australian Stock Exchange on 10 January 2005. Target drill testing will be undertaken once the area, which has recently been subject to heavy rainfall, has dried sufficiently to allow access.

Further encouraging high count results have also been received from the western portion of the project area. RAB drill hole NAM665 has returned 22 pyrope garnets in the .4-.8 mm fraction. Of these 17 are fresh garnets indicative of a relatively local source.

There appears to be a depositional relationship between this drill hole and NAM516 drilled some 4 km to the north east which returned 29 kimberlitic garnets including 13 fresh garnets and drill hole NAM395, drilled 7 km north west of this hole, which returned 23 kimberlitic garnets, 7 of which were fresh garnets.

A ground gravity survey is being conducted in this area to cover local aeromagnetic targets in search for the source of these garnets and also to define any potential paleochannels.

Base Metals Exploration Projects - Namibia and Botswana

Induced Polarisation (IP) surveys have commenced to cover the Tsumkwe base metal soil anomalies in Namibia and the Kihabe base metal anomalies on the Company's adjacent tenement in Botswana. At Kihabe the Company has previously obtained encouraging wide-spaced drill results from a 2.6km long zinc, lead, silver anomaly. It is believed that an IP survey will better determine how future drilling should be conducted over this anomaly.

An IP survey is also being conducted over a gossan, south of the Kihabe anomaly, which has previously returned values of 12.46% lead, 3.98% zinc, 1.6% vanadium and 102 g/t silver.

Yours faithfully,
Martin Spence, BSc., M.Aus.I.M.M.
Director - Exploration